Filed Pursuant to Rule 424(b)(3)

File No. 333-237289

NUVEEN MUNICIPAL INCOME FUND, INC. (NYSE: NMI)

(THE “FUND”)

SUPPLEMENT DATED OCTOBER 13, 2023

TO THE FUND’S STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

DATED SEPTEMBER 23, 2020, AS SUPPLEMENTED

The Fund and certain other investment companies advised by Nuveen Fund Advisors, LLC (the “Adviser”) and its affiliates are currently overseen by two separate groups of board members. One of these groups consists of the current board members of the funds advised by the Adviser (referred to herein as the “Nuveen Funds,” and board members thereof as the “Nuveen Board Members”). The other group consists of the current board members of the mutual funds advised by Teachers Advisors, LLC that are series of the TIAA-CREF Funds and the TIAA-CREF Life Funds (referred to herein as the “TC Funds,” and the board members thereof as the “TC Board Members”).

The Nuveen Board Members and the TC Board Members separately determined to approve the alignment and consolidation of the membership of the boards so that the Nuveen Funds and the TC Funds are overseen by the same board members (“Board Consolidation”). In connection with the Board Consolidation, the Nuveen Board Members will be standing for election by shareholders of the TC Funds. Also, four of the eleven current TC Board Members will be standing for election by shareholders of the Nuveen mutual funds and exchange traded funds, and certain TC Board Members are expected to be appointed to serve the Nuveen closed-end funds.

For the Fund, pursuant to resolutions adopted by the Board in connection with the Board Consolidation, the size of the Board will be set at twelve (12) members effective January 1, 2024, and Joseph A. Boateng, Michael A. Forrester, Thomas J. Kenny and Loren M. Starr have been appointed to the Board as independent trustees effective January 1, 2024. Mr. Forrester and Mr. Kenny were appointed as Class III Trustees for a term beginning January 1, 2024 and expiring at the 2025 annual meeting of shareholders or until his successor has been duly elected and qualified. Mr. Boateng was appointed as a Class I Trustee for a term beginning January 1, 2024 and expiring at the 2026 annual meeting of shareholders or until his successor has been duly elected and qualified. Mr. Starr was appointed as a Class II Trustee for a term beginning January 1, 2024 and expiring at the 2024 annual meeting of shareholders or until his successor has been duly elected and qualified.

Mr. Boateng, Mr. Forrester, Mr. Kenny and Mr. Starr currently serve as members of the TC Funds’ boards. Biographical information for Mr. Boateng, Mr. Forrester, Mr. Kenny and Mr. Starr is as follows:

Joseph A. Boateng. Mr. Boateng has been a TC Board Member since 2019. Since 2007, Mr. Boateng has served as the Chief Investment Officer for Casey Family Programs. He was previously Director of U.S. Pension Plans for Johnson & Johnson from 2002-2006. Mr. Boateng is a board member of the Lumina Foundation and Waterside School, an emeritus board member of Year Up Puget Sound, member of the Investment Advisory

Committee and former Chair for the Seattle City Employees’ Retirement System, and an Investment Committee Member for The Seattle Foundation. Mr. Boateng received a B.S. from the University of Ghana and an M.B.A. from the University of California, Los Angeles.

Michael A. Forrester. Mr. Forrester has been a TC Board Member since 2007. From 2007 to 2021, he held various positions with Copper Rock Capital Partners, LLC (“Copper Rock”), including Chief Executive Officer (2014-2021), Chief Operating Officer (“COO”) (2007-2014) and board member (2007-2021). Mr. Forrester is currently a member of the Independent Directors Council Governing Council of the Investment Company Institute. He also serves on the Board of Trustees of the Dexter Southfield School. Mr. Forrester has a B.A. from Washington and Lee University.

Thomas J. Kenny. Mr. Kenny has been a TC Board Member since 2011. Mr. Kenny served as an Advisory Director (2010-2011), Partner (2004-2010), Managing Director (1999-2004) and Co-Head (2002-2010) of Goldman Sachs Asset Management’s Global Cash and Fixed Income Portfolio Management team, having worked at Goldman Sachs since 1999. Mr. Kenny is a Director and the Chair of the Finance and Investment Committee of Aflac Incorporated and a Director of ParentSquare. He is a Former Director and Finance Committee Chair for the Sansum Clinic; former Advisory Board Member, B’Box; former Member of the University of California at Santa Barbara Arts and Lectures Advisory Council; former Investment Committee Member at Cottage Health System; and former President of the Board of Crane Country Day School. He received a B.A. from the University of California, Santa Barbara, and an M.S. from Golden Gate University. He is a Chartered Financial Analyst and has served as Chairman of CREF since 2017.

Loren M. Starr. Mr. Starr has been a TC Board Member since 2022. Mr. Starr was Vice Chair, Senior Managing Director from 2020 to 2021, and Chief Financial Officer, Senior Managing Director from 2005 to 2020, for Invesco Ltd. Mr. Starr is also a Director for AMG. He is former Chair and member of the Board of Directors, Georgia Leadership Institute for School Improvement (GLISI); former Chair and member of the Board of Trustees, Georgia Council on Economic Education (GCEE). Mr. Starr received a B.A. and a B.S. from Columbia College, an M.B.A. from Columbia Business School, and an M.S. from Carnegie Mellon University.

Two of the current Nuveen Board Members, Jack B. Evans and William C. Hunter, are expected to retire effective as of December 31, 2023 in accordance with the retirement policies adopted by the Nuveen Board. Mr. Hunter is currently designated as a Board Member to be elected by holders of preferred shares. Upon his retirement, Nuveen Board Member, Margaret L. Wolff, will be redesignated as a Board Member to be elected by holders of preferred shares.

PLEASE KEEP THIS WITH YOUR

FUND’S SAI FOR FUTURE REFERENCE

EPR-NMIS-1023P

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